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December 30, 2013

VIA ELECTRONIC TRANSMISSION

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4720
Washington, D.C. 20549

Re:	Stewart Enterprises, Inc. Tender Offer Statement on Schedule TO Filed December 5, 2013 File No. 005-42169

Dear Mr. Orlic

On behalf of Stewart Enterprises, Inc. (the “Company”), a Louisiana corporation and wholly-owned subsidiary of Service Corporation International (the “Parent”), a Texas corporation, following the December 23, 2013 merger of a wholly-owned subsidiary of the Parent with and into the Company (the “Merger”), we are hereby providing the following responses to comments issued by the staff of the Office of Mergers and Acquisitions (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated December 18, 2013, regarding the above-referenced Tender Offer Statement on Schedule TO filed on December 5, 2013 relating to the Company’s offers to purchase for cash any and all of the Company’s 3.125% Senior Convertible Notes due 2014 (the “2014 Notes”) and the Company’s 3.375% Senior Convertible Notes due 2016 (the “2016 Notes” and together with the 2014 Notes, the “Notes”) in connection with holders of Notes’ rights to require the Company to repurchase their Notes in the event of a Fundamental Change (as defined in the indentures governing the Notes).

This letter should be read in conjunction with Amendment No. 1 to the Schedule TO (the “Schedule TO Amendment”), which the Company is filing with the Commission concurrently with the delivery of this letter, including the First Supplement to the Notice of Anticipated Fundamental Change and Offer to Repurchase and Fundamental Change Conversion Notice (the “Offer to Repurchase Supplement”) filed as Exhibit (a)(1)(A)(i) to the Schedule TO Amendment.

ABU DHABI | BEIJING | BRUSSELS | FRANKFURT | HONG KONG | LONDON | MILAN | NEW YORK | PALO ALTO PARIS | ROME | SAN FRANCISCO | SÃO PAULO | SHANGHAI | SINGAPORE | TOKYO | TORONTO | WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
United States Securities and Exchange Commission

To assist your review, we have retyped the text of the Staff’s comments in italics below, followed in each case by our response.

General

1.
Your offer document appears to relate to two tender offers: a tender offer for cash pursuant to a contractual put right under the applicable indentures, and a tender offer for cash pursuant to the fundamental change conversion provisions of the applicable indentures. While we do not object to a single offer document relating to two tender offers, please revise your offer document, the letter of transmittal, and the other associated documents to specify the relevant disclosure items under Item 1004(a) and any other applicable items of Regulation M-A for each offer. Without limiting the generality of the foregoing comment, please also provide the disclosure required by Items 1004(a)(1)(v) and (a)(1)(vi) of Regulation M-A.

The Company acknowledges that noteholders’ contractual put right that arises upon the occurrence of a Fundamental Change, under current practice and each of the Indentures, is considered a tender offer which, if conducted in respect of an “equity security”, is subject to Rule 13e-4.  The Company has considered whether noteholders’ right to exercise their conversion rights following the occurrence of a “Fundamental Change” as a result of the Merger constitutes a separate tender offer which, if conducted in respect of an “equity security”, is also subject to Rule 13e-4.  For the reasons detailed below, the Company submits that the conversion rights of noteholders do not amount to a tender offer and that, even if they do, they are not tender offers for “equity securities” as defined under Section 3(a)(11) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and, as such, are not subject to the requirements of Rule 13e-4 or Schedule TO, including the disclosure requirements of Regulation M-A.

Recognizing that the term “tender offer” is defined in neither the Exchange Act nor the rules of the SEC, the Company has considered the relevant case law on the topic and believes that the conversion rights do not constitute a tender offer.  The Company also believes that this conclusion is widely shared and is consistent with longstanding market practice.  The Notes contain contingent conversion rights that are customary in the convertible bond market which are triggered only upon the occurrence of certain specified events and for certain specified windows.  These triggering events include not only change of control “Fundamental Change” transactions, such as the Merger, but also a variety of other events including: (i) an increase in trading price of the underlying common stock above specified levels for a certain time period, (ii) a decrease in trading price of the Notes below specified levels for a certain time period and (iii) payments of certain distributions to common stockholders.  Based on market estimates that we have seen, the contingent convertible bond market is sizeable – from 2008 through the middle of 2012 over $73 billion in contingent convertible bonds were issued, with even larger volumes in the years preceding the financial crisis.

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
United States Securities and Exchange Commission

Over the same period, a significant number of issuers issued fundamental change notices. While the Company recognizes that market practice is not dispositive, it is not aware of any other issuer that has treated the occurrence of a conversion triggering event as a tender offer giving rise to the requirement to file a Schedule TO and does not believe that a Fundamental Change triggering event should be treated differently.  In this regard, the Company notes that the relevant indentures, consistent with other similar indentures, specifically requires compliance (to the extent applicable) with Rule 13e-4 in the event of a Fundamental Change repurchase offer, but do not have a corresponding requirement that is applicable in connection with conversion rights. Consistent with those provisions, the Company also notes that the conversion mechanics embedded in the Indentures are, in several respects, inconsistent with the tender offer rules.  In addition, the Company advises the Staff that all of the outstanding Notes are currently held by less than 20 holders, each of whom is a sophisticated institutional investor.

Even if the conversion rights applicable to the Notes do constitute a tender offer, the Company submits the Notes are not “equity securities” under the Exchange Act and therefore the rules applicable to equity tender offers do not apply.  Pursuant to the terms of the indentures under which the Notes were issued and the supplemental indentures that were entered into on December 23, 2013 and filed by the Company as exhibits to its Current Report on Form 8-K on December 23, 2013 (the “Supplemental Indentures”), following the occurrence of the Merger (and thereafter through the Notes’ stated maturities), Notes may only be converted for cash, in an amount based on the per share consideration paid to holders of the Company’s common stock in connection with the Merger.  Accordingly, following the Merger, investors considering whether to tender in the repurchase offer, convert their notes or continue to hold their notes no longer need to take into account any of the equity upside or risk associated with holding the Company’s common stock and instead can make their investment decisions based purely on yield and other debt-investment type considerations.  The Company submits that securities of this nature that can no longer be converted into common stock do not fit within the definition of “equity securities” under the Section 3(a)(11) Exchange Act.  While the Company was required, pursuant to the terms of the indentures under which the Notes were issued, to give notice of both the Fundamental Change repurchase offers and the Fundamental Change conversion rights prior to the completion of the Merger, noteholders’ rights to put their Notes for repurchase or convert their Notes were both, under the terms of the indentures, conditional upon the occurrence of the Merger.  Accordingly, the Notes were not “equity securities” during any period in which tenders could be accepted or conversion rights could actually be exercised.

The Company also understands, based on discussions with the Staff, that the Staff has previously declined to treat conversion rights arising as a result of a fundamental change as requiring compliance with the equity tender offer rules where, as a result of the merger transaction giving rise to the fundamental change, the issuer will cease to be a public reporting company.  The Company submits that this is the exact situation that applies to itself and its convertible noteholders.  As a result of the Merger, the Parent has become the sole shareholder of the Company, and the Company has taken steps, including causing the filing of a Form 25, to de-list and de-register its equity securities.  The Company intends to file a Form 15 on the earliest permissible date.  As a result, the Company will cease to be an “issuer” as defined under Exchange Act Rule 13e-4.

Finally, the Company recognized that information relevant to the noteholders’ conversion rights would be material to a noteholder in determining whether to tender its notes in response to the Fundamental Change repurchase offer.

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
United States Securities and Exchange Commission

Accordingly, the Company included in its original Schedule TO and accompanying Notice of Anticipated Fundamental Change and Offer to Repurchase and Fundamental Change Conversion Notice, descriptions of the conversion rights with respect to the Notes, including prominent disclosure of the relative consideration received upon tendering Notes in the repurchase offer versus converting Notes.  The Company has noted, however, the additional information requested pursuant to the Staff’s comments and has provided in the Schedule TO Amendment and the Offer to Repurchase Supplement additional information in response to those requests.  The Company believe that it has provided all material information necessary to noteholders in order for them to make an informed investment decision as to whether to tender their Notes in the repurchase offer, convert their Notes or continue to hold their Notes.

2.	Please advise how you determined that these two tender offers can be conducted simultaneously consistent with Rule 13e-4(f)(6) and/or Rule 14e-5.

As discussed in its response to Comment 1 above, the Company submits that there is no tender offer for “equity securities” as defined under the Exchange Act and therefore, neither Rule 13e-4(f)(6) nor Rule 14e-5 is applicable to either the repurchase offers or the conversion rights related to the Notes.

3.	Please confirm that the company has no redemption rights under the indentures that are or will shortly become exercisable.

The Company confirms to the Staff that no redemption rights under the indentures exist that are or will shortly become exercisable.

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
United States Securities and Exchange Commission

4.
Please enhance your disclosure regarding conversions to include, among any other relevant items: how and when conversions will be settled, whether submitted before or after the merger; how withdrawal rights will be provided for conversions; and whether cash conversions will be conducted prior to the merger.

The Company acknowledges the Staff’s comment and has provided supplemental disclosure in the Offer to Purchase Supplement regarding the Company’s obligation to now settle any conversion obligations entirely in cash on the third business day following the surrender of Notes for conversion and to clarify that withdrawal rights for conversions do not exist.

5.
On page 3, you appear to be stating that the price for conversions will change mid-offer. We note in particular your disclosure that “settlement of any conversion rights following the Merger will be settled in cash and be based upon the consideration received by holders of the Company’s common stock in the Merger.” Please revise your disclosure to more clearly describe this process and how it differs from payments prior to the merger. We note that a footnote to the chart appears to indicate that, prior to the merger, the conversion assumes consideration payable to common stockholders of $13.25 per share. Please also advise how you determined that any change in consideration is consistent with Rule 13e-4(f)(8)(ii).

The Company acknowledges the Staff’s comment and has provided supplemental disclosure in the Offer to Purchase Supplement describing the settlement of conversions.  Additionally, the Company is incorporating the Supplemental Indentures, governing the post-Merger conversion rights of noteholders, as exhibits to the Schedule TO Amendment.

As discussed in its response to Comment 1 above, the Company submits that the conversion right is not a tender offer and that, even if it is, there is no tender offer for “equity securities” as defined under the Exchange Act and therefore, Rule 13e-4(f)(8)(ii) is not applicable.  In addition, no Notes were surrendered for conversion prior to the Merger closing, so all noteholders of a series who convert during the conversion period will receive the same consideration.

6.
We note that holders who surrender notes for conversion from the close of business on January 1, 2014 to the opening of business on January 15, 2014 are required to pay an amount equal to the interest payable on their notes on January 15, 2014. Please advise how you determined that that was consistent with Rule 13e-4(f)(8)(ii).

As discussed in its response to Comment 1 above, the Company submits that the conversion right is not a tender offer and that, even if it is, there is no tender offer for “equity securities” as defined under the Exchange Act and therefore Rule 13e-4(f)(8)(ii) is not applicable.

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
United States Securities and Exchange Commission

Conversion Rights of the Notes, page 11

7.	Please disclose in greater detail the operation of the Make Whole Premium.

The Company acknowledges the Staff’s comment and has provided supplemental disclosure in the Offer to Purchase Supplement to further explain the operation of the Make Whole Premium.

Source and Amount of Funds, page 18

8.	Please disclose the total amount of funds the company would need to repurchase all of the notes pursuant to each of the offers, in the alternative.

As discussed in its response to Comment 1 above, the Company submits that the conversion right is not a tender offer, however, it has provided supplemental disclosure in the Offer to Purchase Supplement to disclose the amount of funds the Company will need if all noteholders elect to exercise their conversion rights.

Conflicts, page 23

9.	Please revise the language in the first paragraph of this section so that it is not inconsistent with your disclosure obligations under federal securities laws.

The Company acknowledges the Staff’s comment and has, through the Offer to Repurchase Supplement, revised its disclosure to delete this language.

10.	Please delete the language in the letter of transmittal requiring the note holder to represent and warrant that the note holder “has read and understands” all of the terms of the offer.

The Company acknowledges the Staff’s comment and has, through the Offer to Repurchase Supplement, revised the letter of transmittal to delete this language and to inform holders tendering Notes in the repurchase offer that they are not required to make this representation and warranty.

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
United States Securities and Exchange Commission

The undersigned, on behalf of the Company, hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by Commission or any person under the federal securities laws of the United States.

Please contact me at (212) 848-8590 with any questions or further comments you may have or if you wish to discuss the above responses.

Very truly yours,

/s/ John A. Marzulli, Jr.

John A. Marzulli, Jr.
Shearman & Sterling LLP

CC: Stewart Enterprises, Inc.